Filed by Unilever N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: September 5, 2018

The following is a presentation given to analysts by Unilever N.V. on September 5, 2018:

U N I L E V E R AT B A R C L AY S B O S TO N A L A NJ O P E ,P R E S I D E N TB E A U T Y&P E R S O N A LC A R E R I C H A R DW I L L I A M S ,H E A DO FI R

SAFE HARBOUR STATEMENT Where relevant, these actions are subject to the appropriate consultations and approvals. This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aims’, ‘expects’, anticipates’, ‘intends’, ‘seeks’, ‘looks’, ‘believes’, ‘vision’ or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group“ or “Unilever”). They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017. This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom. In connection with the reorganisation of Unilever PLC and Unilever N.V. and their respective group companies (“Simplification”) under a new holding company (“New NV”), New NV intends to file a registration statement on Form F-4, which will include a prospectus with respect to its merger with Unilever N.V. (the “Proposed Merger”) and Simplification. The final prospectus will be delivered to the security holders of Unilever N.V.. New NV also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC intends to send or otherwise disseminate a scheme circular and other relevant documents relating to the Proposed Scheme and Simplification to security holders of Unilever PLC. The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER N.V. ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND SIMPLIFICATION. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND SIMPLIFICATION. Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New NV, Unilever PLC and Unilever N.V., without charge, at the SEC’s website at http://www.sec.gov. Shareholders will also be able to obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. This document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New NV may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. This document does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of NV should only be made on the basis of information that will be contained in the prospectus to be issued in due course in connection with the proposed admission of NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the "EU Prospectus"), and to be approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about Unilever and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions. Deutsche Bank AG ("Deutsche Bank") is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany's Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. UBS Limited (“UBS”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. Deutsche Bank and UBS are acting exclusively for Unilever and no one else in connection with the matters referred to in this document. In connection with such matters, Deutsche Bank, UBS, each of their affiliates, subsidiaries or branches and each of them or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this document or any other matter referred to herein.

On track for our 2020 plan • 3 Divisions: HC and BPC headquartered in UK, F&R integrated in Netherlands • On track for 20% Underlying Operating Margin by 2020 Net debt / EBITDA raised and expected to stay at 2x • Simpler capital structure • Acquired the NV preference shares • Simplification of our Legal structure by year end Increased leverage & returns •Completed 2017 SBB & over half of 2018 SBB to return spreads proceeds Faster portfolio evolution • Accelerated M&A – 24 acquisitions since January 2015 • Completed the disposal of spreads Accelerated margin progression • Savings programmes ZBB and 5S – on track for €6 billion by 2019 Simpler, faster organisation • Country Category Business Teams fully in place

Simplification at a glance From a dual-headed legal structure: 55% Unilever PLC Incorporated in the UK 45% market cap Equalisation agreements cap To a single parent structure: Percentages of the group’s combined ordinary share capital, calculated by reference to the total number of issued ordinary shares of NV and PLC (excluding treasury shares) as at 31.12.17 New Unilever NV Incorporated in the Netherlands - simpler structure - improved corporate governance Listed in LondonListed in Amsterdam Listed in New York Share price & dividends in GBPShare price & dividends in EuroShare price & dividends in USD Unilever NV Incorporated in the Netherlands market

Strategic rationale • Simpler • Greater flexibility for strategic portfolio change • Improved corporate governance • One global pool of liquidity

Timeline Engagement with shareholders, index oviders, proxy agencies on proposal Voting open Early Sept 18 – Documentation sent to shareholders at least 6 weeks before EGMs 25/26 Oct 18 – NV and PLC shareholder meetings and votes Around end Q4 18 – Anticipated implementation 15 March 18 announcement of proposal pr

ALAN JOPE P R E S I D E N T B E A U T Y&P E R S O N A LC A R E

UNILEVER BEAUTY AND PERSONAL CARE €21bn business; an increasing part of Unilever 2017 FY Financials based on avg. 2017 FX rates Beauty & Personal Care Turnover (€bn) 21 2008ExistingAcquisitions 2017 Brands 11 7 3 Beauty & Personal Care as % of group sales 38% 20082017 28%

MAJOR PLAYERS IN THE MARKET

Unilever, strong global player in Beauty and Personal Care


9.7%
7.9%
7.8%
3.6%
3.4%
3.3%
2.8%
2.6%
2.2%
L'Oréal
P&G
Unilever
Colgate-Palmolive
Estee Lauder
Coty
Johnson & Johnson
Beiersdorf
Shiseido

Unilever
BEAUTY & PERSONAL CARE

2017 FY Euromonitor

UNILEVER BEAUTY AND PERSONAL CARE Strong portfolio with leading categories Local leading positions Global leading positions HAIR SKIN CLEANSING DEO SKIN CARE ORAL CARE

UNILEVER BEAUTY AND PERSONAL CARE Well positioned global brands and attractive footprint Attractive Footprint: 64% Emerging Markets Leading Global Brands

ACCELERATED PORTFOLIO TRANSFORMATION 13 companies acquired since 2015 July YTD 2018 +10% LFL growth JULY YTD 2018 Acquisitions LFL Growth 2015 2016 2017 2018

TUNITI - - - ----UMQ.ww l:ll.",l ] I '• R , 1'. ,\ A 1, f w. f J;l CHANNEL FRAGMENTATION CONNECTIVITY AND NEW MODEL OF MARKETING

“Beauty that cares…” OUR GROWTH STRATEGY

OUR GROWTH STRATEGY

CONNECTED FOR GROWTH

STRATEGIC CHOICES

More from the Core

- Core Benefits
- Market Development
- Product Superiority


Dove


Simple

Future Fit Portfolio

- New & Acquired Brands
- New Business Models



DOLLAR SHAVE CLUB

High Growth Spaces

- Prestige
- E Com
- H & B
- Nascent Markets



NEW MODEL OF MARKETING

- Purpose and Sustainability
- New Communication Model
- Precision Marketing




FUEL FOR GROWTH (NRM, ZBB, 5S)

Unilever
BEAUTY & PERSONAL CARE

GY G 0 Market Development Core Product Superiori ty Benef i ts FUEL FOR GROWTH (NRM, ZBB, 551 - - - ----UMQ.ww >I ><!'• I w. f J;l More from the Core

MORE FROM THE CORE Our core brands and businesses remain our top strategic priority Market Development Superior Products Core Benefits

T 0 G Future Fit Portfolio New Business Models New & Acquired Brands FUEL FOR GROWTH (NRM, ZBB, 55) 'f. ,:: U e.r [_< [_ ;,l_, ) I A r, f .., , "-" ¥ r. .l.u-'f"/'4"

FUTURE FIT PORTFOLIO Launched 7 new brands in the last 18 months Hjab fresh

FUTURE FIT PORTFOLIO Continue strengthening our naturals portfolio with acquisitions

H GY High Growth Spaces Markets FUEL FOR GROWTH (NRM, ZBB, 551 - - - ----UMQ.ww l.' \ 1 ' • • k' . :. ' ); f w. f J;l PrestigeE ComNascent H&B

HIGH GROWTH SPACES Prestige business now €5OOm turnover July YTD 2018 +10% LFL growth JULY YTD 2018 Prestige Business Unit LFL Growth

HIGH GROWTH SPACES eCommerce growth well ahead of the market H1 2018 +65% growth H1 2018 E-Commerce Revenue Growth

HIGH GROWTH SPACES Significant growth opportunities in nascent markets H1 2018 +15% growth

T STRATEGIC CHOICES NEW MODEL OF MARKETING New Communication Mode l Prec is i on Mark et ing '! U..ufu,.w t:! l /l, y ;QS()f'..A ,-.AkF u 1 'f., :: r.l.-.'uf/"'4 " Purpose and Susta inability

NEW MODEL OF MARKETING Building brands with purpose

NEW MODEL OF MARKETING Building relationship through content

NEW MODEL OF MARKETING Data drives insight – insight drives precision – precision drives value

OUR GROWTH STRATEGY FUEL FOR GROWTH (NRM, ZBB, 5S)

SUCCESSFUL MARGIN EXPANSION Led by GM% improvement and efficiencies with increased media spend 21.8% 21.1% 20.0% 201620172018 (H1)

IN SUMMARY Driving growth in Beauty and Personal Care o More from the Core o Build a Future Fit Portfolio o Selected high growth spaces o Put purpose at the centre of our brands and deliver engaging content with precision

Q&A

Barclays Boston 2018

Chart 1 -  Title slide

Good morning everybody.  My name is Richard Williams and I’m Head of Investor Relations for Unilever.

I’d like to start with a short update on our progress towards our 2020 plan and where we are in the Simplification of our legal structure, I’ll then hand over to Alan, who will explain our growth strategy in Beauty and Personal Care.

Chart 2 -  Safe Harbour Statement

First, the safe harbour statement.

Chart 3 -  On track with our 2020 programme

We are well on track with our 2020 programme:

•                 Our Country Category Business Teams are fully in place and we have reorganised around three divisions.

•                 The new organisation has helped us to increase the number and speed of our local innovations while at the same time increasing the size of our global innovations by around 10%.

•                 Our savings programmes, which have delivered significant cost savings are putting us well on track for our 2020 margin target of 20%.

•                 We’ve put in place an M&A model that allows us to pivot our portfolio faster towards high-growth segments and we have completed the disposal of Spreads.  This has allowed us to carry out a €6bn share buyback programme which we are now over half way through.

•                 We have taken our Net /Debt to EBITDA to around 2x as planned.

•                 And finally, we are well on track with the simplification of our legal structure.

•                 Since we will soon be asking shareholders to vote on the proposed simplification of our dual-headed structure I’d like to take a few minutes to remind you what we are doing, and why, and update you on where we are in the Simplification process.

Chart 4  — Simplification at a glance

Currently Unilever is owned by two legal entities. PLC, which is incorporated in the UK and represents 45% of the market capitalisation of Unilever, and NV, which is incorporated in the Netherlands and represents 55% of the market capitalisation of Unilever.  This complex structure is held together through a series of provisions and agreements including complex equalisation agreements.

Our proposal is to simplify by moving to an orthodox single parent company which will be incorporated in the Netherlands where the larger and more liquid NV is currently.

Shareholders will continue to be able to trade in Unilever shares on the London, Amsterdam and New York stock exchange and will continue to receive dividends in Euros, British Pounds or US Dollars.

2

No new tax costs are generally expected to arise anybody who holds Unilever as an investment and who are resident in the UK, Netherlands or US on exchange of their shares, ADSs or NYRSs for the new securities.

Chart 4  — Strategic rationale

The strategic rationale for the new structure are clear.

As you’ve already seen, the structure will be simpler.

In addition, the single parent structure unlocks the flexibility needed for strategic portfolio change, including through demergers or equity-settled acquisitions, should either ever be needed in the future.

It will also further strengthen our corporate governance, with a one share one vote principle and introduce a single global pool of liquidity.

Chart 5  — Timeline

Since the announcement of the new structure on the 15th March, Marijn, Graeme and I have been engaging extensively with our shareholders, the index providers and the proxy agencies. We are on track for implementation by the end of this year.

Next week we will issue shareholder documentation, and the shareholder meetings will be held on the 25th and 26th October for NV and PLC respectively.

And with that let me hand over to Alan.

3